DENMARK BANCSHARES, INC.

EXHIBIT (11.1)

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	For the Years Ended December 31,
	2005	2004	2003
Net income	$2,585,874	$3,857,920	$4,342,108
Weighted average shares outstanding	120,387	121,100	110,195
Net income per share	$21.48	$31.86	$39.40